

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2016

<u>Via E-mail</u>
James Bedal
Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

      Re: Bare Metal Standard, Inc.
               Amended Registration Statement on Form S-1
               Filed July 20, 2016
               File No. 333-210321

Dear Mr. Bedal:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your response to comment one of our letter dated June 13, 2016, and we reissue the comment in part. We stress the continued inconsistencies throughout the registration statement in describing the securities you are registering. For instance, your registration fee table proffers Units, common stock, warrants and common stock underlying the warrants. The inside front cover page, however, states, "The company is registering in this prospectus 6,000,000 common shares and 6,000,000 common shares underlying the warrants exercisable at $2.00 24 months after issue date to purchase common stock." These are only examples. Moreover, while your revised legality opinion now opines on the Units, the common stock underlying the Units and the warrants contained in the Units, it does not appropriately opine upon the warrants. As warrant securities are contractual obligations issued pursuant to agreements, counsel must opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. Please also have your legal counsel clarify that the common stock opinion includes the common stock underlying the warrants contained in the Units. Please refer to Staff Legal Bulletin No. 19, which can be found on the Commission's website, for further guidance on legal opinions.

2. We note your response to comment three of our letter dated June 13, 2016, and we reissue the comment. Your updated legality opinion does not, as you state, provide that you disagree with our belief that your offering should comply with Rule 419 of

Regulation C of the Securities Act, nor would such a statement in your legality opinion be dispositive of your obligation to comply with Rule 419. Your prospectus cover page still does not, contrary to your response, prominently state that you are not a blank check company and that you have no intention to engage in a merger or other business combination. Please make this statement on your prospectus cover page

3. We note your response to comment four of our letter dated June 13, 2016, wherein you seem to imply that you are not obligated to provide disclosure responsive to Item 701 of Regulation S-K because "the officers and directors did not write checks they received stock for their services." Your registration statement continues to provide that your officers and directors purchased their shares of common stock for $10,000 and that you issued 1,000,000 shares of common stock to your outside advisor. On page 26, you state, additionally, that you "have relied upon the sale of our securities to investors and corporate officers and directors for funding" and on page 40 you state "[b]etween February 8, 2016 and March 17, 2016 the company sold 110,000 shares of common stock for $0.50 a share resulting in proceeds of $55,000." Furthermore, Item 701(c) of Regulation S-K requires disclosure regardless of whether consideration occurred in the form of cash. Please reconcile your supplemental response to our letter dated June 13, 2016 and your registration statement, or advise. Please also provide the information required by Item 511 of Regulation S-K.

4. We note your response to comment five of our letter dated June 13, 2016, wherein you state that you enhanced your disclosure on page 19 to add disclosure regarding your relationship with Mr. Shinderman and to state that he is not a control person or promoter as defined by Rule 405 of Regulation C or an expert as that term is used in Item 509 of Regulation S-K. Such enhanced disclosure remains absent, however, from your registration statement. Please enhance your disclosure to provide this information.

5. Please update your registration fee table to provide the amount of each security to be registered.

Prospectus Inside Front Cover Page

6. We note your response to comment seven of our letter dated April 18, 2016, and we reissue the comment. Please revise your subject to completion legend to state that you "may not" sell these securities until the registration statement is effective.

The Offering, page 7

7. Please update the offering table to include a description of the Units and the Warrants contemplated by this registration statement.

8. Refer to the first sentence following the table describing the offering. Please revise this sentence to state that your officers and directors, control persons and/or affiliates "will not purchase" any securities contemplated by this registration statement.

Because our officers and directors have other outside business activities…., page 8

9. Please advise us why you removed language stating that your officers' and directors' other business interests may come into conflict with your interests and those of your minority shareholders, and why you believe there is no longer a potential conflict of interest that presents a material risk to your business and your prospective investors.

10. Here you state that you will not compete with your officers' and directors' other business interests, ostensibly Taylor Brothers, for investment capital and key personnel. This risk factor focuses, however, on the fact that your officers' and directors' other outside business activities will cause the officers and directors to only devote between 25-50% of their time to your business. As you state on page 21, Bare Metal Standard success depends on "retention of our management team at Taylor Brothers." Please revise your registration statement to clearly identify your officers' and directors' competing interests and the conflicts of interest arising from those competing interests and clarify your response to comment 6 of our letter dated June 13, 2016. We note in particular that Taylor Brother's website now hosts franchise trainings under the Bare Metal Standard brand.

Risks Related to Our Business and Industry, page 13

11. Please include a risk factor discussing the risks associated with your limited operating history.

Description of Securities to be Registered, page 18

12. We note your response to comment 13 of our letter dated June 13, 2016, and we reissue the comment in part. Your revised disclosure does not describe that you are registering Units, the common stock portion of the Unit, the warrants and the common stock underlying the warrants. Please state all securities that you are registering. See Item 202 of Regulation S-K.

Dilution, page 19

13. Please revise your dilution disclosure to properly identify dilution based on prospective funding level. In this regard, we note that at a 33% funding level, you would receive $990,000. Please also note we may have additional comments upon completion of the table.

Indemnification, page 30

14. Refer to paragraph b) of your indemnification disclosure. Please direct us to the location of this indemnification provision in your Bylaws, or revise your disclosure. Refer to paragraph c) of your indemnification disclosure. Please explain to us why you refer to "provisions of the State of Nevada…." We note that you are incorporated in and under the laws of the State of Idaho.

Description of Business, page 20

15. We note your response to comment 21 of our letter dated June 13, 2016. The second sentence of the fourth paragraph on page 20 continues to reference 50+ years of experience. Here, and elsewhere throughout your registration statement, please clarify the meaning behind this assertion, or revise.

Directors, Executive Officers, Promoter and Control Persons, page 27

16. We note your response to comment 24 of our letter dated June 13, 2016. Please remove or clarify your statement that "Taylor Brothers does not sell franchises like Bare Metal Standard." We note that James Bedal serves as Leader of Franchise Development for Taylor Brothers and that the Taylor Brothers website hosts franchise training videos with Bare Metal Standards branding.

Term of Office, page 28

17. We note your response to comment 26 of our letter dated June 13, 2016, and we reissue the comment. Your disclosure continues to reference provisions of the Nevada Revised Statutes, despite your company being incorporated in the State of Idaho. Please revise your disclosure, or advise.

Reports to Security Holders, page 29

18. We note your disclosure that you intend to provide annual reports on Form 10-K for the year ended December 31, 2016, but that your fiscal year end is October 31. Please revise, or advise.

19. We note your response to comment 26 of our letter dated June 13, 2016. Contrary to your assertion, you have not provided the required disclosure. Please provide the disclosure required by Item 101(h)(5)(iii) of Regulation S-K.

Note 2 – Basis of Presentation…, page 45

20. We note your disclosure on page three that you are a development stage company and we note the inception to date presentation of financial information in your interim April 30,

2016 statements. Please revise your filing to indicate when you will implement ASU 2014-10 and how this will impact your presentation.

Note 7 – Subsequent Events, page 48

21. Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Signatures

22. We note your response to comment 28 of our letter dated June 23, 2016, and we reissue the comment in part. Please ensure a majority of your board of directors sign immediately following the second attestation clause.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Cc: Thomas C. Cook, Esq.